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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D
                        (Amendment No. 1)*

          Under the Securities Exchange Act of 1934


               RESOURCES PENSION SHARES 5, L.P.
                       (Name of Issuer)


             UNITS OF LIMITED PARTNERSHIP INTEREST
                (Title of Class of Securities)


                           (CUSIP number)

                         Arthur H. Amron
                      411 West Putnam Avenue
                         Greenwich, CT  06830
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         September 15, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ]

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





































                         SCHEDULE 13D
                    CUSIP No. 42990810

1    NAME OF REPORTING PERSONS
     Presidio Partnership II Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER               -0-
     LIMITED
     PARTNERSHIP     8   SHARED VOTING POWER        506,649.055
     UNITS
     BENEFICIALLY    9   SOLE DISPOSITIVE POWER          -0-
     OWNED BY
     EACH           10   SHARED DISPOSITIVE POWER    506,649.055
     REPORTING
     PERSON WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,649.055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.






CUSIP No. 42990810

1    NAME OF REPORTING PERSONS
     Presidio Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          -0-
     LIMITED
     PARTNERSHIP     8   SHARED VOTING POWER         506,649.055
     UNITS
     BENEFICIALLY    9   SOLE DISPOSITIVE POWER      -0-
     OWNED BY
     EACH           10   SHARED DISPOSITIVE POWER     506,649.055
     REPORTING
     PERSON WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,649.055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     CO



               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.





CUSIP No. 42990810

1    NAME OF REPORTING PERSONS
     Wexford Management LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          -0-
     LIMITED
     PARTNERSHIP     8   SHARED VOTING POWER         506,649.055
     UNITS
     BENEFICIALLY    9   SOLE DISPOSITIVE POWER      -0-
     OWNED BY
     EACH           10   SHARED DISPOSITIVE POWER     506,649.055
     REPORTING
     PERSON WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,649.055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     CO



               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.





CUSIP No. 42990810

1    NAME OF REPORTING PERSONS
     Charles E. Davidson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          -0-
     LIMITED
     PARTNERSHIP     8   SHARED VOTING POWER         506,649.055
     UNITS
     BENEFICIALLY    9   SOLE DISPOSITIVE POWER      -0-
     OWNED BY
     EACH           10   SHARED DISPOSITIVE POWER     506,649.055
     REPORTING
     PERSON WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,649.055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     IN



               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.




CUSIP No. 42990810

1    NAME OF REPORTING PERSONS
     Joseph M. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          -0-
     LIMITED
     PARTNERSHIP     8   SHARED VOTING POWER         506,649.055
     UNITS
     BENEFICIALLY    9   SOLE DISPOSITIVE POWER      -0-
     OWNED BY
     EACH           10   SHARED DISPOSITIVE POWER     506,649.055
     REPORTING
     PERSON WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,649.055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     IN



               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.





     The Reporting Persons file this Amendment No. 1 to their
Schedule 13-D, dated August 6, 1997 (the "Schedule 13-D"), to report the sale by Charles E. Davidson and Joseph M. Jacobs of their interests in the partners of T-Two Partnership Acquisition Co., L.P. ("T-Two PAC"), which owns 70,387.976 limited partnership units of Resources Pension Shares 5, L.P. (the "Issuer"). Unless otherwise defined herein, capitalized terms shall have the same meanings as in the Schedule 13-D.

Item 2.   Identity and Background

              Item 2 is amended by the addition of the following paragraphs:

              Until August 28, 1997, Messrs. Davidson and Jacobs were directors of Presidio Capital Corp. ("PCC"); on August 28, 1997, they both resigned as directors. Mr. Jacobs is the president of PCC.

            Until September 15, 1997, Messrs. Davidson and Jacobs were general partners of Roundhill Associates Limited Partnership and Mr. Davidson was general partner and Mr. Jacobs was president and a limited partner of Roundhill Associates Limited Partnership II (together with Roundhill Associates Limited Partnership, the "Roundhilll Partnerships"). The Roundhill Partnerships are the sole members of T-Two Holding LLC, which owns 99% of the limited partnership interests of T-Two PAC. In addition, until September 15, 1997, Messrs Davidson and Jacobs owned all of the partnership interests in T-Two Management LLC ("T-Two Management"), which is the general partner of T-Two PAC. On September 15, 1997, Messrs. Davidson and Jacobs sold their interests in the Roundhill Partnerships and T-Two Management to an unaffiliated purchaser.

          Wexford Management LLC is an investment manager to and serves as the administrator of PCC's U.S. assets pursuant to an administrative services agreement. On November 3, 1997, that agreement will terminate and Wexford no longer will serve an investment manager to or administrator of PCC's U.S. assets.

Item 3.

     Item 3 is amended by the addition of the following paragraph:

     On August 4, 1997, T-Two PAC purchased 6,665.12 units for $4.80 per unit.

Item 5.                                 Interest in Securities of the Issuer

      Paragraphs "III" through "V" of Item 5 are amended in their entirety as set forth below:

III. Wexford Management LLC

     (a)  Aggregate number of shares of Common Stock
          beneficially owned:
          Percentage:  8.9%
     (b)  1. Sole power to vote or to direct vote:  -0-
          2. Shared power to vote or to direct vote:
             506,649.055
          3. Sole power to dispose or to direct the
             disposition:  -0-
          4. Shared power to dispose or to direct the
             disposition:  506,649.055
     (c) Other than as reported in items 2 and 3 above, there were no transactions by Wexford during the past 60 days.
     (d)  Wexford may be deemed to
          have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the Units.
     (e)  Not applicable.

IV.  Charles E. Davidson

     (a)                                Aggregate number of Units
        beneficially owned:  506,649.055
        Percentage:  8.9%
     (b)
        1.                         Sole power to vote or to direct vote:  -0-
        2.                              Shared power to vote or to direct vote:
                                        506,649.055
        3.                              Sole power to dispose or to direct the
                                        disposition:  -0-
        4.                              Shared power to dispose or to direct the
                                        disposition:  506,649.055
     (c) Other than as reported in items 2 and 3 above, there were no transactions by Mr. Davidson during the past 60 days.
     (d)                                Mr. Davidson may be deemed to
        have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the Units.
     (e)                                Not applicable.


 V.  Joseph M. Jacobs

     (a)                                Aggregate number of shares of Units
        beneficially owned:
        Percentage: 8.9%
     (b)1.   Sole power to vote or to direct vote:  -0-
        2.                              Shared power to vote or to direct vote:
                                        506,649.055
        3.                              Sole power to dispose or to direct the
                                        disposition:  -0-
        4.                              Shared power to dispose or to direct the
                                        disposition:  506,649.055
     (c)
        Other than as reported in items 2 and 3 above, there were no transactions by Mr. Jacobs during the past 60 days.
     (d)                                Mr. Jacobs may be deemed to
        have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the Units.
     (e)                                Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

        Item 6 is amended in its entirety as follows:

        There are no contracts, arrangements,
     understandings or relationships (legal or otherwise) between the undersigned and any other persons with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits






























                                                     Signature

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1997

        PRESIDIO CAPITAL CORP.

                                        By:   /s/Arthur Amron
                                        Name: Arthur Amron
                                        Title: Senior Vice President

        PRESIDIO PARTNERSHIP II CORP.

                                        By:  /s/Arthur Amron
                                        Name: Arthur Amron
                                        Title: Senior Vice President

        WEXFORD MANAGEMENT LLC

                                        By:  /s/Arthur Amron
                                        Name:  Arthur H. Amron
                                        Title: Vice President


                                        By:  /s/Charles E. Davidson
                                              Charles E. Davidson


                                        By:  /s/Joseph M. Jacobs
                                              Joseph M. Jacobs
















                                                EXHIBIT INDEX

1.   Exhibit I -  Agreement pursuant to Rule 13d-
                  1(f)(1)(iii) filed herewith


















































                          EXHIBIT I

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

          PRESIDIO CAPITAL CORP.

                  By:  /s/Arthur Amron
                  Name: Arthur Amron
                  Title: Senior Vice President

          PRESIDIO PARTNERSHIP II CORP.

                  By:  /s/Arthur Amron
                  Name: Arthur Amron
                  Title: Vice President

          WEXFORD MANAGEMENT LLC

                  By:  /s/Arthur Amron
                  Name:  Arthur H. Amron
                  Title: Senior Vice President


                  By:  /s/Charles E. Davidson
                       Charles E. Davidson


                  By:  /s/Joseph M. Jacobs
                       Joseph M. Jacobs